Exhibit 99.1

EVALUATION

OF

CERTAIN OIL AND GAS PROPERTIES

LOCATED IN THE

GULF OF MEXICO

PREPARED FOR

CONTANGO OIL & GAS COMPANY

AS OF

JULY 1, 2011

WILLIAM M. COBB & ASSOCIATES, INC.

Worldwide Petroleum Consultants

WILLIAM M. COBB & ASSOCIATES, INC.

Worldwide Petroleum Consultants

12770 Coit Road, Suite 907	(972) 385-0354
Dallas, Texas	Fax: (972) 788-5165
E-Mail: office@wmcobb.com

August 2, 2011

Mr. Kenneth R. Peak

Contango Oil & Gas Company

3700 Buffalo Speedway, Suite 960

Houston, TX 77098

Dear Mr. Peak:

In accordance with your request, William M. Cobb & Associates, Inc. (Cobb & Associates) has estimated the proved reserves and future income as of July 1, 2011, attributable to the interest of Contango Oil & Gas Company and its subsidiaries (Contango) in certain oil and gas properties located in state and federal waters of the Gulf of Mexico. The properties are located in three fields; Eugene Island 10, Ship Shoal 263, and Vermilion 170.

Table 1 summarizes our estimate of the proved oil and gas reserves and their pre-federal income tax value undiscounted and discounted at 10 percent. Values shown are determined utilizing constant oil and gas prices and operating expenses. The discounted present worth of future income values shown in Table 1, or in other portions of this report, are not intended to necessarily represent an estimate of fair market value.

TABLE 1

CONTANGO - NET RESERVES AND VALUE

AS OF JULY 1, 2011

CONSTANT OIL AND GAS PRICES

				Future Net Pre-Tax Income – M$
Reserve Category	Net Gas (MMCF)	Net NGL (MBBL)	Net Oil (MBBL)	Undiscounted	Discounted at 10%
Proved
Producing	153,871	3,693	3,256	1,039,641	707,452
Non-Producing	51,214	1,344	482	216,208	100,219
Undeveloped	33,060	249	740	179,646	173,369

Total Proved	238,145	5,286	4,478	1,435,495	981,040

Mr. Kenneth R. Peak

August 2, 2011

Oil and NGL volumes are expressed in thousands of stock tank barrels (MBBL). A stock tank barrel is equivalent to 42 United States gallons. Gas volumes are expressed in millions of standard cubic feet (MMCF) as determined at 60° Fahrenheit and the legal pressure base for the specific location of the gas reserves.

The various categories of proved reserves have been combined in certain tables of this report for convenience and/or illustrative purposes. It should be recognized that different levels of risk and uncertainty are associated with these different reserve categories; however, the reserves and revenues presented in this report have not been adjusted for risk.

Our report, which is being filed with Contango’s Form 10-K for the fiscal year ended June 30, 2011, covers 296,723 MMCFE, or 100 percent of the total reserves presented in Contango’s Form 10-K. We have used all methods and procedures considered necessary under the circumstances to prepare this report.

DISCUSSION

Eugene Island 10

Eugene Island 10 is located in federal and state waters of the Gulf of Mexico. Water depth is approximately 13 feet. Production is primarily from a single CibOp sand, the JRM-1 sand, at a depth of approximately 15,000 feet. The field was discovered in September, 2006 by the Contango Operators Dutch 1. Contango has since drilled three more wells, the Dutch 2, 3 and 4, on Federal acreage. The Dutch 1, 2, and 3 wells produce to the Chevron Eugene Island 24 platform. The Dutch 4 well produces to the Contango ‘H’ platform.

Contango’s Louisiana State leases in this field are referred to as the Mary Rose prospect. Four Mary Rose wells have been drilled to date. All four wells produce to the Contango ‘H’ platform located in Eugene Island Block 11.

Proved reserves for the Eugene Island 10 CibOp sand are based on a field-wide P/Z performance plot, supplemented by volumetric calculations of original-gas-in-place (OGIP) using all available well log data coupled with 3D seismic data. The reservoir has been effectively drilled to the lowest structural datum and no significant aquifer has been found. A depletion drive system is anticipated. A full-field reservoir simulation model has been constructed and history matched to pressure data from the field. Projections of future gas rates from the simulation model are utilized in this report. Our PDP projection is for the eight wells actually producing on July 1, 2010 using the current platform delivery pressures of 1,050 psi for the Chevron platform and 1,020 psi for the ‘H’ platform.

PDNP reserves are included for compression, which is scheduled for January, 2014. Delivery pressures with compression will be lowered to 200 psi. Capital costs for installation of the compression are 11,750 M$ for the Chevron platform and 9,100 M$ for the Contango ‘H’ platform. Fuel charges are calculated based on a volume of 2,000 MCFPD for each platform at the current gas price.

Mr. Kenneth R. Peak

August 2, 2011

Contango’s working interest ownership is approximately 47 percent in the Dutch wells and 53 percent in the Mary Rose 1 through 3 wells. The Contango working interest in the Mary Rose 4 well is approximately 35 percent. Based on future net income, discounted at 10 percent (PV10), approximately 81 percent of the Contango proved reserve value is attributable to the Eugene Island 10 main CibOp reservoir.

The output volumes from the full-field simulator are wet gas volumes only. We have utilized a PVT sample from the Dutch 2 well, along with predicted reservoir pressure values, to convert the wet gas volumes to sales gas, condensate, and NGL volumes.

Contango has drilled two additional wells on the State acreage which produce from gas reservoirs separate from the main CibOp reservoir. The Eloise 3 well has produced and depleted a lower RobL sand. Future recompletions are scheduled for an upper Rob L sand and an isolated CibOp sand. Reserves for the two behind pipe zones are based on volumetric calculations.

The Eloise 5 well has also produced and depleted a lower RobL sand. A recompletion is scheduled to the main CibOp reservoir, at which time this will become the Dutch 5 well.

One future PUD well has been scheduled for the main CibOp reservoir. The Mary Rose 5 well is scheduled to be drilled and on production in April of 2013. This is primarily a rate acceleration well, with very little incremental recovery.

Ship Shoal 263

Contango drilled the Ship Shoal 263 B-1 well in 2010 and completed the well for production in a gas sand at 15,850 feet. The well began producing on June 30, 2010 and has produced approximately 5 BCF of gas and 300 MBBL condensate. The well is currently producing at a rate of about 5 MMCF per day with 350 barrels of condensate. Proved reserves are based on a reservoir simulation model history matched to actual production and pressure performance.

Vermilion 170

Contango drilled the OCS-G-33596 #1 in March of 2011 and successfully completed the well in the Big A sand at a depth of approximately 14,000 feet. Production is scheduled to start in October, 2011 upon installation of a production platform in 87 feet of water. A second, updip well is scheduled for April of 2012. Reserves for both wells are based on volumetric calculations and reservoir simulation, and are classified as PUD pending installation of the production platform.

OIL AND GAS PRICING

Projections of proved reserves contained in this report utilize constant product prices of $4.25 per MMBTU of gas and $90.27 per barrel of oil. These are the average first-of-month prices for the prior 12-month period for Henry Hub gas and West Texas Intermediate (WTI) oil. Appropriate oil and gas pricing differentials and BTU factors were applied to each property. The NGL price was scheduled at 59.2 percent of the oil price for the wells producing to the Chevron platform and 54.6 percent for wells producing to the ‘H’ platform.

Mr. Kenneth R. Peak

August 2, 2011

OPERATING COSTS

Future operating costs for each of the Contango properties are held constant at current values for the life of each property. Following is a brief description of the operating cost projections for each of the Contango properties:

For the Dutch 1 through 3 wells at Eugene Island 10, Contango pays fees to Chevron for transportation and processing at the EI-24 platform. Based on historical data provided by Contango, the transportation and processing fees are $0.171 per MCF of produced gas and $3.987 per barrel of NGL. Additionally, a fixed operating cost of $189,295 per month per well was scheduled based on historical data provided by Contango. The gas shrinkage factor applied for the removal of NGL’s from the gas stream was 0.9088 MCF of sales gas per MCF of produced gas.

For the Mary Rose 1 through 4 wells, and the Dutch 4 well, which produce to the Contango ‘H’ platform, a total fixed operating cost of $703,771 per month was scheduled along with certain transportation and processing fees. Based on data provided by Contango, transportation and processing fees of $2.753 per barrel of oil and $2.279 per barrel of NGL were scheduled. A gas processing fee of $0.027 per MCF was also scheduled. These same fees apply to the Eloise 3 well which also produces to the Contango ‘H’ platform. Due to recent changes in the oil sales agreement on the Contango ‘H’ platform in early 2011, oil transportation charges were scheduled for 50 percent of the production from all wells producing to the platform except for the Mary Rose 4 and Eloise 3 wells, which were not subject to the new sales agreement. Oil transportation charges were scheduled for 100 percent of the production from the Mary Rose 4 and Eloise 3 wells.

For Ship Shoal 263, a fixed operating cost of $135,390 per month was scheduled based on historical data provided by Contango. Variable costs were also scheduled as follows: $0.036 per MCF of gas, $3.446 per barrel of oil, and $4.049 per barrel of NGL. NGL production is based on a projected yield of 8.909 BBL per MCF and the resulting gas shrinkage factor is 0.9643. NGL price is scheduled as 69.8 percent of the oil price.

There is no actual expense data available for Vermilion 170. As such, we have assumed that the costs will be similar to Ship Shoal 263. We have scheduled the same fixed cost of $135,390 per month and the same variable gas and oil costs. We have not projected any NGL reserves for Vermilion 170.

ECONOMIC PROJECTIONS

Figures 1 and 2 are included to highlight various conclusions regarding the Contango reserves. Figure 1 is a pie chart which shows the distribution reserve volumes and value (PV10) by reserve category for the total proved reserves. Figure 2 presents a projection of future net cash flow versus time for each proved reserve category and for the total proved reserves.

A summary economic projection for the Contango total proved reserves may be found in Table 2. Tables 3 through 15 contain economic projections for the Contango PDP reserves, with Table 3 being a total PDP summary. Similar economic projections for the Contango PDNP reserves

Mr. Kenneth R. Peak

August 2, 2011

may be found in Tables 16 through 30, and for the PUD projections in Tables 31 through 36. All economic evaluations are made without consideration of federal income taxes.

OTHER

Our definition of reserves may be found behind the tab entitled, “Reserve Definitions”. It is similar to and consistent with reserve definitions used throughout the industry. We have not made any field examination of the Contango properties; therefore, operating ability and condition of the production equipment have not been considered. No consideration was given in this report to potential environmental liabilities which may exist, nor were any costs included for potential liability to restore and clean up damages, if any, caused by past operating practices.

In evaluating the information at our disposal concerning this appraisal, we have excluded from our consideration all matters as to which legal or accounting interpretation, rather than engineering, may be controlling. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering data and such conclusions necessarily represent only informed professional judgments.

The reserves included in this report are estimates only and should not be construed as being exact quantities. The revenues from such reserves and the actual costs related thereto could be more or less than the estimated amounts. Because of governmental policies and uncertainties of supply and demand, the prices actually received for the reserves evaluated in this report, and the costs incurred in recovering such reserves, may vary from the price and cost assumptions used in this report. In any case, estimates of reserves may increase or decrease as a result of future operations.

Titles to the appraised properties have not been examined by William M. Cobb & Associates, Inc., nor has the actual degree of interest owned been independently confirmed. The data used in our evaluation were obtained from Contango Oil and Gas Company, and the nonconfidential files of William M. Cobb & Associates, Inc. and were considered accurate. Basic field performance data, together with our engineering work sheets, are maintained on file in our office.

Sincerely,

WILLIAM M. COBB & ASSOCIATES, INC.
Texas Registered Engineering Firm F-84

Frank J. Marek, P.E. Senior Vice President

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